UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-37775	Commission file number 001-41313

Brookfield Business Partners L.P. (Exact name of Registrant as specified in its charter)	BROOKFIELD BUSINESS CORPORATION (Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor Hamilton, HM 12 Bermuda (Address of principal executive office)	250 Vesey Street, 15th Floor New York, New York 10281 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated August 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brookfield Business Partners L.P.
by its general partner, Brookfield Business Partners Limited

Date: August 1, 2025	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary

BROOKFIELD BUSINESS CORPORATION

Date: August 1, 2025	By:	/s/ Jaspreet Dehl
Name: Jaspreet Dehl
Title: Chief Financial Officer